Exhibit 99.5

Employee E-Mail

EMAIL SUBJECT: OpSec Plans for Public Listing on Nasdaq

Dear Team,

We are thrilled to announce a remarkable milestone for OpSec, as we plan to take the business into the public markets. This is essentially equivalent to an initial public offering but, in our case, this will be achieved by merging with a special purpose acquisition company, Investcorp Europe Acquisition Corp I (Investcorp Europe), which will result in OpSec becoming publicly traded on Nasdaq, a US stock exchange.

Investcorp will already be familiar to many of you. They have been involved with OpSec since 2010 and currently hold OpSec in one of their private technology funds. Investcorp Europe was created to identify a suitable target to take public, and OpSec emerged as an attractive option. Investcorp will retain a majority stake in the business after listing and remain closely involved with the business.

For Investcorp Europe, OpSec offers a unique opportunity to back a business they believe will shape the future of intellectual property (IP) management and brand protection. The recent acquisition of Zacco has created critical scale around an exciting portfolio of solutions and expertise that spans the IP and brand lifecycle, from optimizing and monetizing IP portfolios to protecting brand identities, assets, and reputation. For OpSec, listing affords us flexible access to funding with which to pursue our next phase of growth.

Once listed, we will be identified by the name “OpSec Holdings” on Nasdaq, but we will continue to go to market under our OpSec and Zacco identities. There will be no major changes to our team or how we do business as a result of listing, but we will have to exercise closer control over what we say about our business and performance, both externally and internally. This also applies during the period until the transaction closes, which is expected to be in the second half of this year. Please ensure you have read what this means in practice in the frequently asked question at the bottom of this communication.

While listing will bring many advantages for OpSec, it also brings new responsibilities, one being to refrain from the unauthorized disclosure of certain information. I would please ask you to take this point very seriously.

By listing, we will have financial resources to strengthen our business, our commitment to industry leadership, and our ability to innovate for our clients. It will provide the means and impetus to kick off the next chapter in our journey, which continues to gather significant momentum. For now, we must remain focused on the customers and the business essentials that have created this opportunity.

It is an exciting time for all of us at OpSec and I want to take this moment to thank everyone for your continued dedication, partnership, and support in helping us achieve our company vision.

Your hard work and passion is truly appreciated, and I am excited for what the future holds at OpSec.

Best,

Selva

FAQs about this new chapter

What is a special purpose acquisition vehicle (SPAC) and how is it different from an IPO?

SPACs are typically established for the purpose of acquiring one or more businesses. As in the case of Investcorp Europe, the SPAC is listed on a public exchange before it pursues a transaction. In the case of Investcorp Europe, it was created in 2021 and has since been evaluating potential options, resulting in discussions with OpSec and our owners within the wider Investcorp entity. An initial public offering (IPO) involves a business managing its own preparation for listing, including publicly sharing information ahead of its listing. In essence, much of this preparation has been done by Investcorp Europe and through its own analysis of OpSec.

Why must we limit what we say about the business and what does this mean?

The US Securities and Exchange Commission (SEC), which governs Investcorp Europe and will in future oversee OpSec, has strict guidelines governing publicity. As such, we must avoid speaking publicly about this process and our business metrics and financials. This means exercising a high degree of caution around social media posts and any forms of communication with customers and others, both written and verbal.

If in any doubt as to what is acceptable or not, please refrain from posting, commenting, or presenting information that may be sensitive and seek further clarity from your line manager and ELT member. The details that OpSec shares through company channels will, by necessity, be subject to legal review.

This is exciting news, so why can’t I share this with others?

Unfortunately, the rules that govern these transactions constrain what we can comment upon externally. We ask that you refrain from making statements about our company or this event in open forums (e.g. online, to friends, on Facebook, Twitter, LinkedIn, via email, to existing or prospective clients, etc.) and look out for future communications that will advise on what this means in practical terms in future.

If someone asks about the process of going public or the company, how should I respond?

You can simply say, “I’m sorry, but that’s not something that I can comment on.” If pushed further, you can say something like, “I can’t speak to that, but I would be happy to connect you with the appropriate team members.” Most legitimate enquiries will be handled by procedures set up specifically for this purpose, with a financial PR firm and legal advisors managing many aspects of communications.

Who should I contact if I receive any press inquiries?

Please forward details of the inquiry to Giles Walker, CMO of OpSec Group (gwalker@opsecsecurity.com), who can help handle media requests appropriately during this sensitive time.